UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

42805T105
(CUSIP Number)

August 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42805T105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,780,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,780,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,780,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	42805T105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,780,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,780,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,780,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	42805T105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,780,300

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,780,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,780,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV

CUSIP NO.   42805T105

Item 1.	(a).	Name of Issuer:

Hertz Global Holdings, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

225 Brae Boulevard, Park Ridge, New Jersey 07656

Item 2.	(a).	Name of Person Filing:

Fairholme Capital Management, L.L.C. Bruce R. Berkowitz Fairholme Funds, Inc.

	(b).	Address or Principal Business Office or, if None, Residence:

Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

Bruce R. Berkowitz
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

Fairholme Funds, Inc.
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

	(c).	Citizenship:

Fairholme Capital Management, L.L.C. – Delaware Bruce R. Berkowitz - United States of America Fairholme Funds, Inc. - Maryland

	(d).	Title of Class of Securities:

Common Stock, $0.01 par value

	(e).	CUSIP No.:

42805T105

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[x]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[x]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

10,780,300 shares are owned in the aggregate by various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM") of which 10,780,300 shares are owned by The Fairholme Fund, a series of Fairholme Funds, Inc. Because Bruce R. Berkowitz ("Mr. Berkowitz"), in his capacity as the Managing Member of FCM or as President of Fairholme Funds, Inc., has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

While the advisory relationship causes attribution to Mr. Berkowitz, Fairholme Funds, Inc. or FCM of certain indicia of beneficial ownership for the limited purpose of this Schedule 13G, Mr. Berkowitz, Fairholme Funds, Inc. and FCM hereby disclaim ownership of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose, except to the extent of their pecuniary interest.

(a)	Amount beneficially owned:

Fairholme Capital Management, L.L.C.: 10,780,300 Bruce R. Berkowitz: 10,780,300 Fairholme Funds, Inc.: 10,780,300

(b)	Percent of class:

Fairholme Capital Management, L.L.C.: 2.6% Bruce R. Berkowitz: 2.6% Fairholme Funds, Inc.: 2.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

Fairholme Capital Management, L.L.C.: 0 Bruce R. Berkowitz: 0 Fairholme Funds, Inc.: 0

	(ii)	Shared power to vote or to direct the vote

Fairholme Capital Management, L.L.C.: 10,780,300 Bruce R. Berkowitz: 10,780,300 Fairholme Funds, Inc.: 10,780,300

	(iii)	Sole power to dispose or to direct the disposition of

Fairholme Capital Management, L.L.C.: 0 Bruce R. Berkowitz: 0 Fairholme Funds, Inc.: 0

	(iv)	Shared power to dispose or to direct the disposition of

Fairholme Capital Management, L.L.C.: 10,780,300 Bruce R. Berkowitz: 10,780,300 Fairholme Funds, Inc.: 10,780,300

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2010
(Date)

Fairholme Capital Management, L.L.C.*

By:	Bruce R. Berkowitz, Managing Member

/s/ Paul Thomson (Attorney-in-fact)
Name: Paul Thomson

Bruce R. Berkowitz*

/s/ Paul Thomson (Attorney-in-fact)
Name: Paul Thomson

Fairholme Funds, Inc.

By:	Fairholme Capital Management, L.L.C., Investment Manager

/s/ Paul Thomson (Attorney-in-fact)
Name: Paul Thomson

* The Reporting Persons disclaim beneficial ownership in the securities reported herein, except to the extent of his or its pecuniary interest therein.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment dated September 10, 2010 relating to the Common Stock, $0.01 par value, of Hertz Global Holdings, Inc., shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By:	Bruce R. Berkowitz, Managing Member

/s/ Paul Thomson (Attorney-in-fact)
Name: Paul Thomson

Bruce R. Berkowitz

/s/ Paul Thomson (Attorney-in-fact)
Name: Paul Thomson

Fairholme Funds, Inc.

By:	Fairholme Capital Management, L.L.C., Investment Manager

/s/ Paul Thomson (Attorney-in-fact)
Name: Paul Thomson

SK 22146 0001 1128670